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William F. Barron Partner
Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3303 tel 852 2533 1703 fax william.barron@davispolk.com

1 May 2017

Re:	Mongolian Mining Corporation
Application for Qualification of Indenture on Form T-3
Filed March 21, 2017
Amendment No. 1 to Application for Qualification of Indenture on Form T-3
Filed March 31, 2017
Amendment No. 2 to Application for Qualification of Indenture on Form T-3
Filed April 21, 2017
Amendment No. 3 to Application for Qualification of Indenture on Form T-3
Filed April 28, 2017
File No. 022-29041

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Reynolds,

On behalf of our client, Mongolian Mining Corporation (the “Company”), we are writing to supplement our responses provided in the response letter dated April 25, 2017 (the “Response Letter”) which were a response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 20, 2017 (the “Comment Letter”), relating to the above referenced Application for Qualification of Indenture on Form T-3 and related amendment (collectively, the “Application”).

Set forth below is certain information and analysis supplemental to the Response Letter, including a summary of certain information provided to the Staff during a telephonic conversation on April 27, 2017. The responses and information below are based on information provided to us by the Company. Capitalized terms not defined herein have the same meaning as they have in the Application or the Response Letter.

Mr. John Reynolds Division of Corporation Finance U.S. Securities and Exchange Commission	2	1 May 2017

Timeline

Important dates pertaining to the Proposed Debt Restructuring (highlighting times at which documents were distributed to all holders of Old Notes (the “Noteholders”) (including U.S. holders))

Date	Event
March 14, 2016	A steering committee (the “Steering Committee”) of holders of the Old Notes was formed to represent the Noteholders.
November 3, 2016	After negotiations with the Steering Committee[1], the Senior Lenders, QGX and their respective advisors, the high-level non-binding Term Sheet[2] was agreed by the Company, the Steering Committee, the Senior Lenders and QGX, and was distributed to the Noteholders
November 30, 2016 – December 29, 2016	A bondholder identification process was conducted. Noteholders holding approximately 40% of the principal amount of the Old Notes were identified by December 29, 2016
December 21, 2016	All three RSAs were entered into and distributed to the Noteholders
January 13, 2017

Early consent fee longstop date, being the date prior to which, if Noteholders accede to the Noteholder RSA,

(i) they receive cash in the amount of 0.25% of the principal amount of Old Notes held by them that are designated as supporting notes under the Noteholder RSA (the “Supporting Notes”); and

(ii) after various contingencies and if the Proposed Debt Restructuring occurs and they voted for the Schemes, they are entitled to receive on or after the Restructuring Effective Date (as defined below):

(a) cash in the amount of 0.50% of the principal amount of Supporting Notes; and

(b) an additional principal amount of New Notes in the amount of 0.25% of the principal amount of Supporting Notes.

Noteholders holding 94% of the principal amount of the Old Notes had been identified by January 13, 2017

___________________________

1 A “liquidation committee” was also formed as an important step to facilitate statutory duties in the Cayman Islands. The “liquidation committee” consisted of the Steering Committee and certain of the Senior Lenders.

2 The Term Sheet states that “[t]he terms set out in this compromise term sheet are subject to regulatory, tax and local law advice the [p]arties may receive and definitive legal documentation that is in form and substance satisfactory to the [p]arties in all respects. This term sheet does not create or evidence any legal rights or obligations whatsoever. Furthermore, this term sheet is only a summary, and does not purport to be a comprehensive or exhaustive statement of the requirements of the [p]arties involved.”

Mr. John Reynolds Division of Corporation Finance U.S. Securities and Exchange Commission	3	1 May 2017

January 20, 2017

Interim consent fee longstop date, being the date prior to which, if Noteholders accede to the Noteholder RSA, after various contingencies and if the Proposed Debt Restructuring occurs and they voted for the Schemes, they are entitled to receive on or after the Restructuring Effective Date:

(a) cash in the amount of 0.50% of the principal amount of Supporting Notes; and

(b) an additional principal amount of New Notes in the amount of 0.25% of the principal amount of Supporting Notes.

Noteholders holding approximately 96% of the principal amount of the Old Notes had been identified by January 20, 2017

March 13, 2017	Cayman Scheme convening hearing
March 14, 2017	Hong Kong Scheme convening hearing
December 22 to March 20, 2017	Negotiations occurred between the Company, the Steering Committee, the Senior Lenders and QGX through various advisors in connection with the Explanatory Statement, the New Notes Indenture, the New Perpetual Notes Indenture, the Schemes and certain other definitive documentation (collectively, the “Definitive Documentation”).
March 21, 2017	Initial Application filed on form T-3. The Definitive Documentation was distributed to the Noteholders, along with the Solicitation Packet, which solicited the votes of the Noteholders/Scheme Creditors under the Schemes.
After March 21, 2017	Certain other definitive documentation was distributed to the Noteholders
March 29, 2017

Late consent fee longstop date, being the date prior to which, if Noteholders accede to the Noteholder RSA, after various contingencies and if the Proposed Debt Restructuring occurs and they voted for the Schemes, they are entitled to receive on the Restructuring Effective Date, an additional principal amount of New Notes in the amount of 0.10% of the principal amount of Supporting Notes.

Noteholders holding approximately 98% of the principal amount of the Old Notes were identified by March 29, 2017

April 10/11, 2017	Scheme meetings in Cayman Islands and Hong Kong
April 24, 2017	Cayman Fairness Hearing
April 25, 2017	Hong Kong Fairness Hearing
April 28, 2017	Amendment to Application filed including the final orders from the Cayman Fairness Hearing and the Hong Kong Fairness Hearing

Mr. John Reynolds Division of Corporation Finance U.S. Securities and Exchange Commission	4	1 May 2017

May 3, 2017	Proposed effectiveness of the Application and qualification of the New Notes Indenture and the Perpetual Notes Indenture
May 4, 2017	Proposed issuance date (the “Restructuring Effective Date”) of the New Notes (including the Noteholder Consent Fee New Notes)

The identification of the Noteholders through the means of the Noteholder RSA provided the Company with useful information with respect to the structuring of the Proposed Debt Restructuring

The only negotiations that the Company engaged in with Noteholders were negotiations with the Steering Committee, which consisted of two large institutional investors outside the United States, through their advisors. However, there were other advantages of the identification of the Noteholders through the means of the Noteholder RSA.

Prior to the entry into and dissemination of the Noteholder RSA, the Company had been able to identify Noteholders holding only approximately 40% of the principal amount of Old Notes, including those held by the members of the Steering Committee. By contrast, by January 13, 2017, the Company had identified Noteholders holding approximately 94% of the principal amount of Old Notes, and by January 20, 2017, the Company had identified Noteholders holding approximately 96% of the principal amount of Old Notes.

The Company advises the Staff that one of the benefits of the identification of most Noteholders through the means of the Noteholder RSA was that the Company was made aware that, as at January 20, 2017, only approximately 8% of the Old Notes held by identified Noteholders were held directly through accounts with The Depository Trust Company, while the remaining were held through accounts in Euroclear Bank SA/ NV and Clearstream Banking, S.A. Based on this information, the Company decided to offer the New Notes directly through Euroclear Bank SA/ NV and Clearstream Banking, S.A. with the knowledge that such offering would not inconvenience a significant number of Noteholders.

There was no sale made with respect to the Noteholder Consent Fee New Notes prior to qualification

As described and analyzed more fully in the Response Letter, there was no sale of a “security” on the date of the entry or accession into the Noteholder RSA purely due to the entry into the Noteholder RSA. Based on such analysis, there was neither a “sale,” nor a “security” to be sold at the time of the entry into the Noteholder RSA. After such time, any “sale” or “investment decision” in connection with a “security” could not have occurred at least until the Noteholders received more information in relation to the “security” to be issued. The first such instance when the Noteholders received such information was March 21, 2017, the date of filing of the initial Application and the date on which the Definitive Documentation was distributed to the Noteholders.

Finally, the Company advises the Staff that no “sale or “investment decision” could be deemed to occur with respect to the New Notes (including the Noteholder Consent Fee New Notes) between March 21, 2017 and April 26, 2017, since the Form T-3 requires the Company to exhibit a copy of the findings, opinion or order of the courts pursuant to whose finding/order the securities were being offered in reliance on the exemption provided by section 3(a)(10) of the Securities Act. Since it would have been impossible for the Company to qualify the New Notes Indenture and the New Perpetual Notes Indenture until such court orders, a finding that a “sale” or “investment decision” occurred prior to such date would lead to the inability of foreign issuers to use consensual schemes of arrangement without violating Section 306 of the Trust Indenture Act if there are any US holders with respect to whom no other exemption of the Securities Act other than the one provided by section 3(a)(10) of the Securities Act applies.

Mr. John Reynolds Division of Corporation Finance U.S. Securities and Exchange Commission	5	1 May 2017

The Company again covenants that none of the New Notes (including the Noteholder Consent Fee New Notes) or the New Perpetual Notes will be issued prior to the Application being declared effective by the Commission.

There was no offer made with respect to the New Notes prior to the filing of the Application

The Company followed SEC learning

The Company followed the learning of the Division with respect to the issuance of securities in reliance on the exemption provided by section 3(a)(10) of the Securities Act. In particular, as described in the Response Letter, its actions to file the Application on March 21, 2017 comply with the guidance provided by the Division in the CD&Is and the Bulletin with respect to the “offering event” as it pertains to a bankruptcy or a similar court-supervised process.

The Noteholder Consent Fee New Notes are identical to the New Notes

The Company advises the Staff that the Noteholder Consent Fee New Notes are identical to the New Notes. In fact, the Noteholder RSA describes these notes as “0.25% additional principal amount in [New Notes]” or “0.10% additional principal amount in [New Notes].” The Noteholder Consent Fee New Notes are proposed to be issued under the same indenture (the New Notes Indenture), form a single series and are completely fungible with the New Notes, and are proposed to be issued at the same time (the Restructuring Effective Date) as the New Notes.

Since the Noteholder Consent Fee New Notes are identical to the New Notes, they could not be offered until the details of the New Notes were substantially negotiated, rather than being in the form of a non-binding high-level term sheet.

The non-binding Term Sheet did not contain enough detail to form a basis for drafting meaningful indentures

While the Term Sheet contained certain detailed commercial terms, it did not contain enough detail to could form a basis for drafting meaningful indentures. For example, the Term Sheet contained minimal detail with respect to both high-yield covenants and the events of default that were to be included in the New Notes Indenture. This is further evidenced by the fact that the negotiation of the form of the New Notes Indenture took over three months from the time of entry of the Company into the RSAs. Furthermore, the Company advises the Staff that since the Term Sheet was non-binding, some of the commercial terms evolved prior to making it into the Definitive Documentation (including the New Notes Indenture).

Finally, the Company had not decided on the appointment of a trustee till early-February 2017 and numerous terms of the type the Trust Indenture Act was enacted to address (including the obligations of the trustee, the trustee’s rights and powers, and the obligations of the obligors to the trustee) were significantly negotiated after such time.

There was no offer at the time of the entry into the Noteholder RSA

As described and analyzed more fully in the Response Letter, at the time of the entry into the Noteholder RSA, there was neither a “plan” nor a “transaction” for which votes could be solicited from security holders. In addition, as described above, the high-level non-binding Term Sheet lacked sufficient detail needed to produce the relevant indentures, needed to agree to the terms of the indentures, or required to be disclosed in an application for qualification of Indentures under the Trust Indenture Act. Therefore, the entry into and solicitation of the Noteholders’ accession to the Noteholder RSA was not an “offering event” and did not violate Section 306(c) of the Trust Indenture Act.

Mr. John Reynolds Division of Corporation Finance U.S. Securities and Exchange Commission	6	1 May 2017

The only negotiations to occur prior to the filing of the Application were with large institutional investors located outside of the United States

As is typical in restructurings of this nature, the Company held extensive negotiations with certain creditors (including prior to the filing of the Application) in relation to the Definitive Documentation. The purpose of such negotiations was to work in good faith to implement the terms of the high-level non-binding Term Sheet. As part of such negotiations, multiple intermediate drafts of the Definitive Documentation were shared with such creditors.

If the sharing of these drafts of the Definitive Documentation or the negotiation of the same are held to constitute “offers” for the purposes of Section 306, any Company that is undergoing a restructuring of this nature will be required to publicly file a skeletal draft of an indenture prior to beginning a negotiation and file a revised draft for every subsequent draft during the process of the negotiation, which would be impracticable and unduly burdensome and counterproductive to the negotiation process.

However, the Company advises the Staff that the only Noteholders with whom negotiations were conducted or to whom distributions of the draft Definitive Documentation were made by the Company prior to filing the Application, were the members of the Steering Committee, which consisted of two large institutional investors that were located outside of the United States. The Company represents that it did not share any Definitive Documentation (in draft form or otherwise) with any other Noteholder and did not share any Definitive Documentation (in draft form or otherwise) with any retail investor in the United States prior to the distribution of the Solicitation Packet on the day of the filing of the Application.

Please direct any questions with respect to this submission to me at +852 2533 3303 or william.barron@davispolk.com.

Very truly yours, /s/ William F. Barron
William F. Barron

cc:	Via E-mail Mr. Jonathan Burr Ms. Uurtsaikh Dorjgotov Mr. Faisal Baloch Mr. Varun Natteri Mangadu Ms. Danni Lin